[Letterhead of Daqo New Energy Corp.]

666 Longdu Avenue

Wanzhou, Chongqing F4 404000

The People’s Republic of China

August 28, 2014

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Brian Soares

Kate Tillan, Assistant Chief Accountant

Li Xiao, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daqo New Energy Corp. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2013 (the “2013 20-F”)
Filed April 14, 2014
Form 6-K dated May 12, 2014 (the “May 12 6-K”)
Filed May 12, 2014
File No. 001-34602

Dear Mr. James, Mr. Soares, Ms. Tillan and Ms. Xiao:

This letter sets forth the Company’s response to the comments contained in the letter dated August 1, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2013 20-F and the May 12 6-K. The Staff’s comments are repeated below in bold and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, page 51

1.	We note the impairment of your wafer assets in 2012 and the continued losses of your wafer segment in 2013 as shown on page F-37. Please tell us whether you performed an impairment test for the long-lived assets of the wafer business in 2013. Tell us how you considered FASB ASC 360-10-35-21.

The Company respectfully advises the Staff that during each reporting period, the Company evaluated under ASC 360-10-35-21 whether there were events or changes in circumstances which indicated that the carrying amount of the Company’s wafer asset group may not be recoverable (“Triggering Events”). Such Triggering Events may include, but are not limited to:

•	A significant decrease in the market price of a long-lived asset (asset group);

•	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

•	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); and

•	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

As of June 30, 2013, the Company determined that the relocation plan for the polysilicon operations located in Chongqing represented a Triggering Event, as the plan constituted a change in the extent and manner in which the related long-lived assets were being used, such that the carrying amount of the long lived assets may not be recoverable. As such, the Company performed an impairment test for the long-lived asset groups for both the polysilicon and wafer segments as of June 30, 2013.

Furthermore, as of December 31, 2013, the Company had incurred an operating loss of $17.3 million for the year then ended, combined with a recent history of operating losses. Additionally, the Company forecasted that financial results of the wafer segment in 2014 indicated a likely small continuation of losses associated with the related long-lived asset group. As such, the Company performed an impairment test of the wafer segment's long-lived asset group as of December 31, 2013.

At each point in time noted above, the Company concluded, in accordance with the guidance in ASC 360-10-35-17 that the estimated sum of the undiscounted cash flows expected to result from the use and eventual disposition of the wafer asset group exceeded the carrying amount, and was therefore recoverable. As such, no impairment loss was recognized in the wafer asset group during the year ended December 31, 2013.

F. Tabular Disclosure of Contractual Obligations, page 62

2.	We note that you exclude the interest payments on your debt from the table. Please explain how you considered Item 5.F.1 of Form 20-F.

The Company acknowledges the Staff’s comments, and proposes to include in the Company’s Form 20-F for the year ending December 31, 2014 an expanded tabular disclosure of contractual obligations showing estimated future contractual interest payments related to long-term debt and the Company’s assumptions regarding how variable interest payments are determined.

Related Party Transactions, page 73

3.	We note your disclosure on page 59 that Daqo Group and its subsidiaries provided you with "$85 million"; however, the related party transactions you disclose beginning on page 73 do not appear to correspond to that amount. Please advise. Also, in future filings, please clearly identify the nature of the related party relationship between the parties named in this section.

The Company respectfully advises the Staff that the $85 million referred to on page 59 of the 2013 20-F is the aggregate balance, which includes advance payments and financial support from Daqo Solar and Xinjinag Daqo Investment both in 2012 and 2013. Related party transactions summarized on page 73 of the 2013 20-F represent the total related party transactions incurred in 2013 only. Therefore, the numbers on page 59 of the 2013 20-F are not directly comparable to numbers on page 73 of the 2013 20-F.

The Company proposes to identify in its future Form 20-Fs the nature of the related party relationship between the parties named in this section more clearly in accordance with the Staff’s comment.

Item 15. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 88

4.	We note that management's report does not identify the version of the COSO Integrated Framework used to perform its assessment. Please identify for us the version of the COSO Integrated Framework you used in your assessment - i.e., did management use COSO's 1992 Framework or its updated Internal Control Integrated Framework issued in 2013. Explain to us how your report complies with Item 15(b)(2) of Form 20-F.

The Company respectfully advises the Staff that the Company used Committee of Sponsoring Organizations of the Treadway Commission (“COSO")’s 1992 framework in making the assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. The Company will adopt COSO’s 2013 Framework in making the assessment of the effectiveness of the Company's internal control over financial reporting from December 15, 2014. In the Company’s Form 20-F for the year ending December 31, 2014, the Company will clearly disclose the version of the COSO Integrated Framework the Company uses.

Item 18. Financial Statements

Consolidated Statements of Cash Flows, page F-8

5.	We note from page F-3 that your interest expense was $19 3 million in 2013 while your interest paid was only $3.2 million in 2013 as shown on page F-9. Please explain why your interest payable is only $305,087 as of December 31, 2013 as shown on page F-24. Provide us with a rollforward of your interest payable account for 2013.

The Company respectfully advises the Staff that the interest paid as disclosed on page F-9 of the 2013 20-F was incorrect. The Company has concluded that this does not represent a material disclosure error, and will correct the disclosure in the Company’s Form 20-F for the year ending December 31, 2014 to reflect the $19.7 million actually paid during 2013. The rollforward of the interest payable account is set out as below:

	December 31, 2012 (US$)	Interest accrued (US$)	Interest paid (US$)	December 31, 2013 (US$)
Interest payable	612,968	19,349,190	(19,657,071)	305,087

Note 13. Income Taxes, page F-27

6.	Please tell us how you considered the disclosures required by FASB ASC 740-10-50-2 regarding your valuation allowance for all periods presented.

The Company respectfully advises the Staff that the Company disclosed the total of all deferred tax assets and the total valuation allowance recognized for deferred tax assets in accordance with the disclosures requirement in ASC 740-10-50-2. The Company did not have any deferred tax liabilities.

The Company acknowledges the Staff’s comment and will include the below table in the Company’s Form 20-F for the year ending December 31, 2014 to disclose the changes in the total valuation allowance during the years presented.

	Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Beginning balance	-	-	37,682,733
Additions	-	37,238,701	56,697,096
Deconsolidation	-	-	(39,357,744)
Foreign exchange effect	-	444,032	1,611,782

Ending balance	-	37,682,733	56,633,867

Note 7. Property, Plant and Equipment, Net, page F-22

7.	We note that you recognized an impairment of $158.4 million in 2013. Please respond to the following:

•	For each category of fixed asset impaired, tell us the carrying amount prior to recognition of the impairment loss and the impairment amount.

•	Tell us how you applied FASB ASC 360-10-35 in determining the amount of the impairment loss.

•	If the assets were fully impaired, please tell us why.

The Company respectfully advises the Staff that the carrying amount prior to recognition of the impairment loss and the impairment amount for each category of the fixed asset impaired is set out as below:

	Carrying amount prior to impairment	Less: impairment	Carrying amount after impairment
Buildings and plant	$448,201,002	$(154,937,347)	$293,263,655
Machinery and equipment	$363,598,281	$(3,487,480)	$360,110,801

The Company determined that the relocation plan of the polysilicon operations in Chongqing and related changes in the Company’s polysilicon segment were triggering events contemplated under ASC 360-10-35-21 that potentially indicate that the carrying amount of the long lived assets may not be recoverable. As such, the Company performed an impairment test for the long-lived assets of the polysilicon segment in the second quarter of 2013. Please see the Company’s response to the Staff’s comment 1 above for discussion of wafer asset group.

The Company had considered FASB ASC 360-10-35 and performed the following steps to determine whether the asset groups carrying amount was recoverable:

•	Grouped long-lived assets at the lowest level for which there were identifiable and independent cash flows.

•	Estimated the future undiscounted cash flows expected to be generated from the use and eventual disposition of the asset group;

•	Compared the estimated undiscounted cash flows to the carrying value of the asset group;

•	Determined the fair market value of the land, building and idle machinery and equipment of Chongqing Daqo for polysilicon business; and

•	Compared the fair market value of the land, building and idle machinery and equipment to the carrying value of the land, building, machinery and equipment of Chongqing Daqo for polysilicon business.

Assets group:

The Company identified the following three “asset groups,” as defined by ASC 360-10-20:

•	Polysilicon asset group, including all the assets in the Company’s Xinjiang facility, and machinery and equipment utilized for the polysilicon business located at Chongqing facility, which is being transferred to the Company’s Xinjiang facility (discussed herein);

•	Wafer asset group, including all the assets for wafer business located at Chongqing (which was discussed above in the Company’s response to the Staff’s comment 1 above); and

•	Land, building and idle machinery and equipment in the polysilicon business located at Chongqing (discussed herein).

The reasons are set out as below:

•	The Company managed its business at segment level (wafer and polysilicon), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

•	The Company, as disclosed in Note 3(b) on page F-21 of the 2013 20-F, decided to relocate its machinery and equipment associated with the polysilicon business located at Chongqing to Xinjiang as part of its polysilicon business expansion plan.

•	The land, building and certain machinery and equipment for polysilicon business located in Chongqing cannot be relocated to Xinjiang. As a result of the relocation plan, the Company has no current plans to utilize these assets in either the polysilicon or wafer segment.

Polysilicon assets group and wafer asset group -- net undiscounted cash flows

The Company estimated future cash flows to test the recoverability of the polysilicon and wafer asset groups by forecasting the future cash flows using certain significant assumptions such as future selling price, production cost, and projected sales volume. The Company estimated such significant assumptions with reference to the historical records, industry analysis reports, current indications of customer demand and management’s experience. Based on this analysis, the Company concluded that for the polysilicon asset group (and the wafer asset group as discussed in response to the Staff’s comment 1 above), the estimated sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group exceeded the carrying amount, and was therefore recoverable. As such, no impairment loss was recognized during the year ended December 31, 2013.

Fair market value – land, building and idle machinery and equipment

For the land and building for polysilicon business and idle machinery and equipment located at Chongqing, the Company estimated the fair value using direct comparison method under the market approach and the cash flows expected to result from eventual disposition of assets, with the assistance of a third party independent appraiser. The direct comparison method is a set of procedures in which a value indication is derived by comparing the real estate being appraised to similar real estate that have been sold recently. Then applying appropriate units of comparison and making adjustments to the sale prices of the comparable based on the elements of comparison such as differences in location, size, decoration and year of completion, etc. to derive at the fair value. As a result of this analysis, an impairment loss of $158 million, associated with land, building and idle machinery and equipment, was recognized during the year ended December 31, 2013.

Among the impairment loss of $158 million, $155 million was allocated to the buildings and plant with the remaining $3 million allocated to the idle machinery and equipment on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group would not reduce the carrying amount of that asset below its fair value whenever that fair value was determinable without undue cost and effort.

No assets were fully impaired as of December 31, 2013.

Note 19. Segment Information, page F-37

8.	We note that you only present revenues, costs and gross profit for each segment. Please tell us how you considered the other items for disclosure in FASB ASC 280-10-50-22, including total assets.

The Company notes that ASC 280-10-50-22 states:

A public entity shall report a measure of profit or loss and total assets for each reportable segment. A public entity also shall disclose all of the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss [Emphasis added]

The Company respectfully advises the Staff that the Company only has financial information of revenues, costs and gross profits by segment, which are provided to the chief executive officer of the Company, who is the chief operating decision maker, as defined in ASC 280, for his review. Other items on the statement of operations and the balance sheet information by segment are not available.

Form 6-K dated May 12, 2014

9.	We note that in Q1 2014, you revised your estimates of the expected useful lives of machinery and equipment from 10 years to 15 years and buildings and structures from 20 years to 30 years. Please respond to the following:

•	Please tell us your accounting policy for evaluating the estimated useful lives of long-lived assets. Include a discussion of how you consider FASB ASC 360-10-35-3 and 360-10-35-22.

•	Please tell us the trigging events, if any, for the evaluation performed in Q1 2014.

•	With respect to the assets for which you revised the expected useful life, please tell us the nature of the significant assets and their total carrying value as of December 31, 2013.

•	Please explain to us why the benefit period of the assets increased.

The Company respectfully advises the Staff that the Company reassesses the reasonableness of the estimates of useful lives and residual values of long-lived assets when events or changes in circumstances indicate that the useful lives and residual values of a major asset or a major category of assets may not be reasonable. Factors that the Company considers in deciding when to perform an analysis of useful lives and residual values of long-lived assets include, but are not limited to, significant variance of a business or product line in relation to expectations, significant deviation from industry or economic trends, and significant changes or planned changes in the use of the assets. The analysis will be performed at the asset or asset category with the reference to the assets’ conditions, current technologies, market, and future plan of usage and the useful lives of major competitors. The Company would determine the revised useful lives with the assistance of the technical staff, industry expert or appraisal, if significant change, such as the one recorded in the first quarter of 2014, were contemplated.

When applying FASB ASC 360-10-35-3 and 360-10-35-22, the Company considered the reasonableness of the useful lives of long-lived assets during the Company’s assessment of its fixed assets for purposes of the impairment analysis as well as its determination to relocate the assets of the polysilicon plant to Xinjiang. The Company reviewed the remaining useful lives of the primary assets (machineries) by evaluating the actual conditions of the assets, technology upgrades, market and other relevant information. However, when the Company performed the impairment analysis in 2013, as disclosed in the above response, the Company utilized the useful lives of long-lived assets before the revision, which is shorter than the revised useful lives in the first quarter of 2014. Consequently, the change of useful lives in the first quarter of 2014 did not impact the conclusion of the impairment analysis.

The Company started its polysilicon manufacturing in Chongqing in July 2008, and later began to operate the Xinjiang polysilicon plant in September 2012. The Company entered into wafer manufacturing in 2011. Due to the Company’s limited experience and short history in the polysilicon and wafer manufacturing business, after evaluating several depreciation policies of peer companies, the Company decided to adopt a relatively conservative depreciation policy and of 10 years for the useful lives for its machinery and equipment, and 20 years as the useful lives of its buildings.

As discussed in Note 3(b) on page F-21 of the 2013 20-F, the Company made the decision to relocate a majority of Chongqing’s polysilicon assets to Xinjiang. At the time, Chongqing polysilicon assets had been depreciated for four years on average. The relocation plan will take approximately one to one and a half years to complete, including, relocation, preparation of the site, and installation. As part of the decision to make significant investment to relocate the assets, the Company revisited the expectation as to the useful lives of these assets.

Based on this review, the Company determined that the condition of its major machineries, having now been in operations for a meaningful percentage of the original estimated lives, were in better condition, than the original useful life expectation had predicted, accordingly, the Company engaged an independent valuation firm to assist in reassessing the remaining economic useful life of the polysilicon assets in both Chongqing and Xinjiang. The analysis was completed in the first quarter of 2014.

In the first quarter of 2014, the Company substantially completed the re-evaluation process. In accordance with ASC 270-10-45-15, which states:

Whenever possible, entities should adopt any accounting changes during the first interim period of a fiscal year. Changes in accounting principles and practices adopted after the first interim period in a fiscal year tend to obscure operating results and complicate disclosure of interim financial information.

The Company revised the estimates of expected useful lives of long-lived assets. The useful lives of machinery and equipment were expended from 10 years to 15 years, while buildings and structures were expended from 20 years to 30 years. No changes were made to furniture, fixtures and equipment, or motor vehicles.

Further, the Company notes that ASC 270-10-45-14 and ASC 250-10-50-4 state:

The effect of a change in an accounting estimate, including a change in the estimated effective annual tax rate, shall be accounted for in the period in which the change in estimate is made. No restatement of previously reported interim information shall be made for changes in estimates, but the effect on earnings of a change in estimate made in a current interim period shall be reported in the current and subsequent interim periods, if material in relation to any period presented and shall continue to be reported in the interim financial information of the subsequent year for as many periods as necessary to avoid misleading comparisons. Such disclosure shall conform with paragraph 250-10-50-4.

The effect on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), and any related per-share amounts of the current period shall be disclosed for a change in estimate that affects several future periods, such as a change in service lives of depreciable assets.

The Company respectfully advises the Staff although such disclosure requirements are not required for a Form 6-K, the Company followed ASC 250-10-50-4 in its May 12 6-K in order to provide transparent disclosure to the readers about the effects of such change.

The nature and carrying value of the assets for which the Company revised the expected useful life as of December 31, 2013 is set out as below:

Carrying value related to changes of useful (in $)
Buildings and plant	220,329,062
Machinery and equipment	231,084,578*

* The expected useful life of certain equipment of $2,598,963 included in the carrying value presented here was temporarily used during the relocation and was disposed in 2014.

*      *      *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F or the May 12 6-K, please contact the undersigned at (86 23) 6486-6666 or cfosunbing@daqo.com. Thank you.

Very truly yours,

/s/ Bing Sun
Bing Sun
Chief Financial Officer

cc:	Gongda Yao, Director and Chief Executive Officer, Daqo New Energy Corp.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Christy Liu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP